EXHIBITS

Exhibit Number		Page
	Copy of the disclosure letter that PLDT Inc. (the “Company”) filed with the Philippine Stock Exchange on October 5, 2026 and the Philippine Securities and Exchange Commission on October 6, 2026 in connection with the update on the VITRO REIT initial public offering.	5

DISCLAIMER

NOT FOR PUBLIC RELEASE, PUBLICATION OR DISTRIBUTION, OUTSIDE THE PHILIPPINES, INCLUDING DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

This communication is not an offer of securities for sale in the United States or elsewhere. No securities mentioned herein are being registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and no securities mentioned herein may be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from such registration. No money, securities, or other consideration is being solicited by this communication or the information contained herein and, if sent in response to this communication or the information contained herein, will not be accepted.

This communication is provided for reference only. Any forwarding, distribution, publication, or reproduction of this communication in whole or in part, or disclosure of any information contained herein, or any use of such information by any other person for any other purpose, is unauthorized. The information herein is accurate as of the date this communication is sent. There is no obligation to subsequently correct or update such information.

October 5, 2026

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Mr. John S. Edralin

Head – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

Further to our disclosures entitled “PLDT Board approves potential pursuit of VITRO REIT listing” dated June 9, 2026, “PLDT submits registration statement for proposed VITRO REIT IPO” dated June 20, 2026, and “Update on VITRO REIT listing application” dated June 22, 2026, we provide the following update:

PLDT remains committed to the proposed VITRO REIT IPO as an important part of the Group’s asset monetization and deleveraging plans, while supporting expansion of the REIT portfolio and continued growth of the Group’s data center business.

In light of current market conditions and rising interest rates, VITRO REIT has decided to defer the IPO to 2027. VITRO REIT will continue to coordinate with the SEC and PSE to complete the applicable requirements, with a view to completing the offering in 2027.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,315 As of August 31, 2026	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
October 5, 2026

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

Further to our disclosures entitled “PLDT Board approves potential pursuit of VITRO REIT listing” dated June 9, 2026, “PLDT submits registration statement for proposed VITRO REIT IPO” dated June 20, 2026, and “Update on VITRO REIT listing application” dated June 22, 2026, we provide the following update:

PLDT remains committed to the proposed VITRO REIT IPO as an important part of the Group’s asset monetization and deleveraging plans, while supporting expansion of the REIT portfolio and continued growth of the Group’s data center business.

In light of current market conditions and rising interest rates, VITRO REIT has decided to defer the IPO to 2027. VITRO REIT will continue to coordinate with the SEC and PSE to complete the applicable requirements, with a view to completing the offering in 2027.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this Report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

October 5, 2026

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Marilyn A. Victorio-Aquino Name : Marilyn A. Victorio-Aquino Title : Corporate Secretary Date : October 6, 2026